UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 2*


                          UNIVISION COMMUNICATIONS INC.
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                                (Name of Issuer)


                      CLASS A COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                    914906102
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                                 (CUSIP Number)

                                Joaquin Balcarcel
                              GRUPO TELEVISA, S.A.
                            Av. Vasco de Quiroga No. 2000,
                               Edificio A, Piso 4,
                       Colonia Santa Fe 01210, Mexico, DF
                                 525-55-261-2000

                                      COPY:

                            Joshua R. Cammaker, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                  212-403-1000

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 21, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 914906102                                                          13D
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         1. Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Grupo Televisa, S.A.
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         2. Check the Appropriate Box if a Member of a Group (See Instructions)


            (a)..............................................................|_|

            (b)..............................................................|X|

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         3.         SEC Use Only................................................

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         4.         Source of Funds (See Instructions)

                    WC, BK, OO
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         5.         Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)...........................|_|

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         6.         Citizenship or Place of Organization

                    Mexico

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Number Of           7.       Sole Voting Power
Shares Bene-
ficially Owned               39,289,534(1)(2)
By Each
Reporting
Persons With
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                    8.       Shared Voting Power

                             0

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                    9.       Sole Dispositive Power

                             39,289,534(1)(2)

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                    10.      Shared Dispositive Power

                             (0)

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        11.         Aggregate Amount Beneficially Owned by Each Reporting Person

                    39,289,534(1)(2)

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       12.          Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) ...............................|X|

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       13.          Percent of Class Represented by Amount in Row (11)

                    11.4% (3)
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CUSIP No. 914906102                                                          13D

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       14. TYPE OF REPORTING PERSON (See Instructions)

                    CO
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(1)      The filing of this Schedule 13D shall not be construed as an admission by Grupo Televisa, S.A. that it or any of its affiliates is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act. Grupo Televisa, S.A. disclaims that it constitutes part of a "group" with any other person with respect to shares of Univision Communications Inc.

(2) Of this number, 6,000,000 shares of Class A Common Stock and a warrant entitling the holder to purchase an additional 100,000 shares were issued to Televisa on or about April 16, 2002, upon the closing of the Fonovisa Purchase Transaction described in Item 4 of the Statement on
         Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002. This number does not include, and Grupo Televisa, S.A. disclaims beneficial ownership of, any shares which may be beneficially owned by persons set forth on Schedule 1 hereto.

(3) 11.4% when calculated on a diluted basis, based on 305,188,809 shares of common stock of the Issuer outstanding as of March 13, 2006, as reported on the Issuer's Form 14A filed on March 17, 2006, and 39,339,700 outstanding warrants.

                  This Amendment No. 2 (this "Amendment") further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002, by and on behalf of Grupo Televisa, S.A., a Mexican corporation ("Televisa"), with respect to shares of Class A common stock, par value $.01 per share (the "Class A Stock"), of Univision Communications Inc., a Delaware corporation (the "Issuer"), as previously amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on April 19, 2006. The principal executive offices of the Issuer are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D dated February 25, 2002, as amended. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated February 25, 2002, as amended, shall remain unchanged.

ITEM 2.  Identity and Background.

                  The information contained in Item 2 of the Statement on
Schedule 13D dated February 25, 2002, as amended, is hereby amended by (a) deleting footnote 2 (and renumbering the remaining footnotes accordingly) in
Schedule 1 attached hereto and (b) replacing the last two sentences of footnote 2 (previously numbered footnote 3) of Schedule 1 attached hereto with the following:

         Mr. Slim has further informed Grupo Televisa, S.A. that, subsequent to the purchases of shares of Class A Stock by Carso described above, Trust No. F/0008 (the "Telmex Trust"), a trust organized under the laws of Mexico and the pension plan for employees of Telefonos de Mexico, S.A. de C.V. ("Telmex"), acquired 3,000,000 shares of Class A Stock of the Issuer between March 23, 2006 and April 3, 2006 at per share prices ranging from $33.41 to $34.71, with a weighted average price of $33.88. Each of these transactions was effected on the New York Stock Exchange or the Bolsa Mexicana de Valores through a third party broker. Such share ownership represents approximately 1% of the outstanding Class A Stock of the Issuer as calculated pursuant to Section 13(d)(3) under the Securities and Exchange Act. By virtue of circumstances including the stockholdings of Mr. Slim and his family in Telmex, Mr. Slim's position as Chairman of Telmex and the constituency of the committee charged with approving investments by the Telmex Trust, Mr. Slim may be deemed, directly or indirectly, to have the power to direct the voting or disposition of the Class A Shares acquired by the Telmex Trust and thereby to constitute a beneficial owner of such shares for purposes of this Schedule 13D. Mr. Slim disclaims beneficial ownership of such shares. None of the shares described in this footnote 2 were acquired pursuant to any arrangement with Grupo Televisa, S.A. Grupo Televisa, S.A. disclaims any beneficial ownership of these shares of Class A Stock and is not part of a "group" with Mr. Slim, Carso or the Telmex Trust within the meaning of Section 13(d)(3) under the Act with respect to shares of the Issuer.

ITEM 4.  Purpose of Transaction.

                  The information contained in Item 4 of the Statement on
Schedule 13D dated February 25, 2002, as amended, is hereby amended and supplemented by replacing the last three paragraphs thereof with the following:

                  The Issuer has announced a decision by its board of directors to engage in a process to explore the Issuer's strategic alternatives to enhance shareholder value, including the possible sale of the Issuer. In light of this, Televisa is considering various alternatives to determine what, if any, course of action it may pursue, including possible plans or proposals that relate to some of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The board of directors of Televisa held a meeting on April 27, 2006 and authorized Emilio Azcarraga, Chairman of the Board, President and Chief Executive Officer of Televisa, and Alfonso de Angoitia, Executive Vice President of Televisa, in their judgment to enter into a group with others and to make a plan or proposal for a transaction with the Issuer which, if successful, would involve an increase in Televisa's minority shareholding of the Issuer. By announcing this action by the Televisa board, it should not be understood that Televisa is undertaking an obligation to report on each step of a potential transaction.

                  On April 21, 2006 and pursuant to its rights as holder of all of the Issuer's outstanding Class T shares, Televisa designated Mr. Ricardo Maldonado, Secretary of the Board of Directors of Televisa, as the Class T director of the Issuer to fill the vacancy created by the resignation in May, 2005 of the previous Class T director.

                  Except as indicated in this Schedule 13D, none of Televisa, or to the best of Televisa's knowledge, anyone listed on Schedule 1 hereto currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D; however, Televisa may develop or consider such plans or proposals in the future.

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


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 27, 2006                           GRUPO TELEVISA, S.A.

                                                By:   /s/ Joaquin Balcarcel
                                                --------------------------------
                                                Name:     Joaquin Balcarcel
                                                Title:    Vice President and
                                                          General Counsel

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